FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of January


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


BG Group plc
11 January 2005 SCHEDULE 10


                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

BG Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited - 9,815,411
Bank of New York Nominees - 2,868,270
Northern Trust - 605,652
Chase Nominees Ltd - 31,123,346
BT Globenet Nominees Ltd - 964,661
Midland Bank plc - 9,266,518
Cede & Co. - 98,300
Bankers Trust - 2,815,200
Barclays Bank - 461,400
Citibank London - 12,700
Royal Trust - 14,900
Nortrust Nominees - 8,738,169
Royal Bank of Scotland - 114,200
MSS Nominees Limited - 76,700
State Street Bank & Trust Co - 45,900
Citibank - 14,100
Citibank NA - 78,000
HSBC Bank plc - 12,100
Mellon Bank NA - 242,800
ROY Nominees Limited - 73,400
Mellon Nominees (UK) Limited - 2,126,248
HSBC - 51,500
JP Morgan Chase Bank - 2,302,279
TOTAL Capital Guardian Trust Company 71,921,754

State Street Nominees Limited - 750,786
Bank of New York Nominees - 8,885,184
Northern Trust - 2,579,141
Chase Nominees Ltd - 5,283,213
Midland Bank plc - 321,200
Bankers Trust - 471,477
Barclays Bank - 324,000
Citibank London - 1,046,768
Morgan Guaranty - 381,600
Nortrust Nominees - 6,686,131
Royal Bank of Scotland - 759,400
MSS Nominees Limited - 101,000
State Street Bank & Trust Co - 2,051,280
National Westminster Bank - 125,500
Lloyds Bank - 43,100
Citibank - 107,764
Citibank NA - 36,900
Deutsche Bank AG - 1,992,007
HSBC Bank plc - 1,474,669
Mellon Bank NA - 462,865
Northern Trust AVFC - 290,454
KAS UK - 107,753
Mellon Nominees (UK) Limited - 284,800
Bank One London - 316,900
Clydesdale Bank plc - 132,500
JP Morgan Chase Bank - 29,500
TOTAL Capital International Limited 35,045,892

State Street Nominees Limited - 21,900
Bank of New York Nominees - 17,600
Northern Trust - 14,600
Chase Nominees Ltd - 1,870,671
Credit Suisse London Branch - 36,300
Midland Bank plc - 104,800
Barclays Bank - 198,300
Pictet & Cie, Geneva - 28,200
Citibank London - 33,600
Brown Bros - 37,800
Nortrust Nominees - 14,300
Morgan Stanley - 21,900
Royal Bank of Scotland - 156,911
J.P. Morgan - 1,731,437
State Street Bank & Trust Co. - 80,900
National Westminster Bank - 68,200
Lloyds Bank - 60,259
RBSTB Nominees Ltd - 79,700
Citibank NA - 19,200
Deutsche Bank AG - 151,900
HSBC Bank plc - 411,300
HSBC - 21,900
TOTAL Capital International SA 5,181,678

State Street Nominees Limited - 5,121,527
Bank of New York Nominees - 1,379,013
Northern Trust - 98,500
Chase Nominees Ltd - 6,095,320
Midland Bank plc - 164,400
Bankers Trust - 29,900
Citibank London - 57,600
Brown Bros. - 107,500
Nortrust Nominees - 852,313
Royal Bank of Scotland - 84,200
State Street Bank & Trust Co. - 609,332
Sumitomo Trust and Banking - 31,300
Citibank - 67,477
RBSTB Nominees Ltd - 18,500
Citibank NA - 952,232
HSBC Bank plc - 139,737
JP Morgan Chase Bank - 376,900
TOTAL Capital International Inc 16,185,751

State Street Nominees Limited - 43,341,737
TOTAL Capital Research and Management Company 43,341,737

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

N/A

11. Date company informed

10 January 2005

12. Total holding following this notification

171,676,812 ordinary shares of 10p each

13. Total percentage holding of issued class following this notification

4.856%

14. Any additional information

Previously notified 5.974% on 13 December 2004

Shares in issue as at 10 January 2005 - 3,535,583,163

15. Name of contact and telephone number for queries

Carol Inman - 0118 935 3222

16. Name of authorised company official responsible for making this notification

Carol Inman
Assistant Secretary
BG Group plc

11 January 2004

www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 11 January, 2005                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary